EXHIBIT 5


                                 GREENBELT CORP.
                           277 PARK AVENUE, 27TH FLOOR
                            NEW YORK, NEW YORK 10017
                               (TEL) 212-350-5100
                               (FAX) 212-350-5253



                                 April 30, 1998


Paul Segall, Ph.D
Chairman and Chief Executive Officer
BioTime, Inc.
935 Pardee Street
Berkeley, CA 94710


Dear Mr. Segall:

      This letter agreement (the "Agreement") sets forth the terms on which Greenbelt Corp. will act as financial adviser (the "Financial Adviser") to BioTime, Inc. ("BioTime") for a period starting on the date hereof and terminating on March 31, 2000, unless sooner terminated pursuant to the terms hereof:

            1. The Financial Adviser (a) will assist BioTime in its negotiations with third parties who may be interested in obtaining rights in the United States and foreign countries to BioTime's products and patents, and (b) will provide financial consulting to BioTime, including advice on devising a capital structure conducive to attracting additional financing from one or more domestic or international pharmaceutical companies, venture capital funds, banks, or other sources of private capital.

            2. As compensation for the services of the Financial Adviser to be performed hereunder, BioTime will pay the Financial Adviser $90,000 on the date hereof and will thereafter pay Financial Adviser at the rate of $15,000 per month payable quarterly in arrears on June 30, September 30, December 31, and March 31, commencing with a payment of $45,000 on June 30, 1998. In addition, BioTime agrees to reimburse the Financial Adviser, upon written request from time to time, for all reasonable out-of-pocket expenses incurred in connection with its engagement hereunder.

            3. BioTime agrees to indemnify and hold harmless the Financial Adviser and its officers, affiliates, employees, agents, assignees and controlling persons (the Financial Adviser and each such person being hereinafter called an "Indemnified Person") against any and all losses, damages, claims, judgments, and expenses (including reasonable legal expenses), directly or indirectly, caused by, relating to, or arising out of or in connection with the Financial Adviser acting for BioTime hereunder or this Agreement. Biotime also agrees that an Indemnified Person shall not have any liability to BioTime or to any person (including without limitation, BioTime's shareholders) claiming through BioTime or in connection with the engagement of the Financial Adviser hereunder, except to the extent that any such liability is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily from the Indemnified Person's gross negligence or willful misconduct.

            4. This Agreement shall terminate on March 31, 2000, unless sooner terminated pursuant to the following sentence. Either party may terminate this Agreement upon not less than 30 days prior written notice to the other party; provided, that if BioTime terminates this Agreement, the Financial Adviser shall receive payment of its full monthly fee ($15,000) for the month in which this Agreement is so terminated, even though such date may not be the last day of a

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calendar month. Notwithstanding the termination of this Agreement for any reason pursuant to this paragraph 4, BioTime's obligations to the Financial Adviser under paragraphs 3, 4, and 7 of this Agreement shall continue.

            5. BioTime hereby represents and warrants to the Financial Adviser that BioTime has full legal right, power and authority to enter into and perform this Agreement and that all transactions contemplated hereby have been duly authorized by all necessary corporate action on behalf of BioTime.

            6. The validity and interpretation of this Agreement shall be governed by the law of the State of New York applicable to agreements made and to be fully performed therein.

            7. The benefits of this Agreement shall inure to the respective successors and assigns of the parties hereto, each Indemnified Person, and their successors and assigns and representatives, and the obligations and liabilities assumed in this Agreement by the parties hereto shall be binding upon their respective successors and assigns.

            8. Any notice given pursuant to the provisions of this Agreement shall be in writing and shall be mailed or delivered (a) if to BioTime, to BioTime, Inc., 935 Pardee Street, Berkeley, CA 94710, Attention: Paul Segall, Ph.D., or (b) if to the Financial Adviser, to Greenbelt Corp., 277 Park Avenue, 27th Floor, New York, New York 10017, Attention: Gary K. Duberstein, Esq.

            9. For the convenience of the parties, this Agreement may be executed by the parties hereto in counterparts. Each such counterpart shall be, and shall be deemed to be, an original instrument, but all such counterparts taken together shall constitute one and the same Agreement. This Agreement may not be modified or amended except in writing signed by the parties hereto.

            If the foregoing correctly sets forth our agreement, we would appreciate your signing the enclosed copy of this letter in the space provided and returning it to us.

                                                Very truly yours,

                                                GREENBELT CORP.

                                                 By: /s/ Gary K. Duberstein
                                                     --------------------------
                                                 Name:  Gary K. Duberstein
                                                 Title: Vice President

Confirmed and agreed to this
30th day of April, 1998

BIOTIME, INC.

By: /s/ Paul Segall
    --------------------------
Name:  Paul Segall, Ph.D
Title: Chairman and Chief
       Executive Officer



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